BENACO, INC.

K Červenemu Vrchu 845/2b, Apt. 223

Prague 6, Czech Republic 160 00

Tel. 011-420-77777-2181

June 30, 2011

Ms. Lisa Kohl or Ms. Catherine T. Brown

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Benaco, Inc.

Registration Statement on Form S-1/A

Filed on June 21, 2011

Filing No. 333-173476

Dear Ms. Kohl and Ms. Brown:

Pursuant to the staff’s telephone conversation with counsel of Benaco, Inc., a Nevada corporation (the “Company”), on June 30, 2011, the Company hereby respectfully requests the immediate withdrawal of its letter dated June 29, 2011, requesting acceleration of effectiveness of its Registration Statement on Form S-1, as amended (File No. 333-173476).

Regards,

BENACO, INC.

By:	/s/	Natalia Belykh
	Name:	Natalia Belykh
	Title:	President, Treasurer and Secretary
(Principal Executive, Financial and Accounting Officer)